Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of IES Holdings, Inc. and subsidiaries for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated November 21, 2025, with respect to the consolidated financial statements of IES Holdings, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of IES Holdings, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended September 30, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

July 2, 2026